CONFIDENTIAL TREATMENT REQUESTED

BY SILVERBACK THERAPEUTICS, INC.

Silverback Therapeutics, Inc.

500 Fairview Avenue North, Suite 600

Seattle, Washington 98109

Attn: Laura K. Shawver, Ph.D., Chief Executive Officer

November 17, 2020

VIA EDGAR and EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tracey McKoy

Margaret Schwartz

Lisa Vanjoske

Re:	Silverback Therapeutics, Inc. | Anticipated Price Range

Registration Statement on Form S-1 (File No. 333-250009)

Ladies and Gentlemen:

Rule 83 Confidential Treatment Requested by Silverback Therapeutics, Inc.

This letter is furnished supplementally on behalf of Silverback Therapeutics, Inc., Inc. (the “Company”) in connection with the review by the Securities and Exchange Commission (the “Commission”) of the above-mentioned Registration Statement on Form S-1 (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests,17 C.F.R. § 200.83.

To assist the staff (the “Staff”) of the Commission in its review, the Company advises the Staff that it presently estimates, based in part on information received by the lead underwriter, that the public offering price per share for the offering pursuant to the Registration Statement will be between $[***] and $[***] (without giving effect to any reverse stock split that the Company will effect prior to the offering, the “Preliminary Price Range”), considering information currently available and current market conditions. For clarity, the Company advises the Staff that, given the volatility of the public trading markets and the uncertainty of the timing of the offering, the Company and the underwriters have not yet determined the precise price range for the offering; however, the Company’s “red herring” will contain a bona fide price range in connection with the launch of the road show.

Recent Stock Option Grants

The Company’s most recent grants of stock options since October 1, 2019 are set forth below:

Grant Date	Number of Shares Underlying Options Granted	Per Share Exercise Price of Options		Estimated Fair Market Value of Shares		Reassessed Fair Market Value of Shares (1)
December 17, 2019	[***]	$	[***]	$	[***]	$	[***]
April 29, 2020	[***]	$	[***]	$	[***]	$	[***]
May 23, 2020	[***]	$	[***]	$	[***]	$	[***]
June 5, 2020	[***]	$	[***]	$	[***]	$	[***]
August 6, 2020	[***]	$	[***]	$	[***]	$	[***]
October 1, 2020	[***]	$	[***]	$	[***]	$	[***]
October 24, 2020	[***]	$	[***]	$	[***]	$	[***]
November 5, 2020	[***]	$	[***]	$	[***]	$	[***]

[1]

The Reassessed Fair Market Value of Shares represents a retrospective revaluation solely for accounting purposes as further discussed below. Further, the Company anticipates taking into account the IPO offering price in hindsight when establishing the final fair value estimate of awards granted as of October 1, 2020, October 24, 2020, and November 5, 2020 for the purposes of calculating and recording stock-based compensation.

Common Stock Valuation Methodologies

The Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). In addition, the Company’s Board of Directors considered numerous objective and subjective factors, along with input from management and third-party valuations, to determine the fair value of the Company’s common stock as further disclosed on pages 106-108 of the Registration Statement. As noted in the Registration Statement, following the closing of the offering, the Company’s Board of Directors will determine the fair market value of the Company’s common stock based on the closing price as reported on the date of grant on the primary stock exchange on which the Company’s common stock is then traded.

For valuations performed in 2020, in accordance with the Practice Aid, the Company determined a hybrid method of the option pricing method (OPM) and the Probability-Weighted Expected Return Method (PWERM) was the most appropriate method for determining the fair value of the Company’s common stock based on their stage of development and other relevant factors.

The OPM uses option theory to value the various classes of a company’s securities in light of their respective claims to the enterprise value. Total shareholders’ equity value is allocated to the various share classes based upon their respective claims on a series of call options with strike prices at various value levels depending upon the rights and preferences of each class. A Black-Scholes closed form option pricing model is employed in this analysis, with an option term assumption that is consistent with the expected time to a liquidity event and a volatility assumption based on the estimated stock price volatility of a peer group of comparable public companies over a similar term.

The PWERM values each class of equity based on an analysis of the range of potential future enterprise values of the Company and the manner in which those values would accrue to the owners of the different classes of equity. This method involves estimating the overall value of the subject company under various liquidity event scenarios and allocating the value to the various share classes based on their respective claim on the proceeds as of the date of each event. These different scenarios typically include an initial public offering, an acquisition, or a liquidation of the business, each resulting in a different value. For each scenario, the future value of each share class is calculated and discounted to a present value. The results of each scenario are then probability weighted in order to arrive at an estimate of fair value for each share class as of a current date.

The hybrid method is a hybrid between the PWERM and OPM, estimating the probability-weighted value across multiple scenarios, but using the OPM to estimate the allocation of value within one or more of the scenarios. In the Company’s hybrid method, two types of future event scenarios were considered: an initial public offering (IPO scenario) and a non-IPO scenario accounting for all other potential future exits (non-IPO scenario). Under both scenarios, the enterprise value was determined at each valuation date using a combination of the income approach, specifically a discounted cash flow analysis; and the market approach, specifically a backsolve to the last round of financing. The relative probabilities between the future exit scenarios were determined by the Company’s board of directors based on an analysis of performance and market conditions at the time, including then current IPO valuations of similarly situated companies and expectations as to the timing and likely prospects of future event scenarios.

The assumptions underlying these valuations represented management’s best estimates, which involved inherent uncertainties and the application of management’s judgment. As a result, if management had used significantly different assumptions or estimates, the fair value of the Company’s common stock and their stock-based compensation expense could have been materially different.

The Company’s Board of Directors and management developed estimates based on application of these approaches and the assumptions underlying these valuations, giving careful consideration to independent third-party valuation reports. At each grant date, the Board of Directors considered whether any events occurred that would trigger any material changes to the business or would require adjustment to the estimated fair value from the previous valuation date and incorporated, as appropriate, these events into each valuation. The following is a summary of the dates for which the Company utilized the assistance of independent third-party valuations during 2019 and 2020:

Valuation Date	Per Share Fair Value of Common Stock
July 31, 2019	$	[***]
March 16, 2020	$	[***]
July 1, 2020	$	[***]
September 22, 2020	$	[***]
October 21, 2020	$	[***]

Given the significant equity market volatility in the spring of 2020 due to the impacts of COVID-19, the market’s subsequent partial recovery, and the Company’s development progress with respect to its lead product candidate between March 16, 2020 and July 1, 2020, the Company determined it appropriate to reassess the fair market value of option grants made in April, May, and June 2020 solely for accounting purposes by taking into account the valuation as of July 1, 2020. As a result, for the purposes of calculating and recording stock-based compensation for grants made between the March 16, 2020 and July 1, 2020 valuations, the Company estimated the common stock fair value as of the grant date by interpolating their value between the valuations as of March 16, 2020 and July 1, 2020. As discussed in more detail below, no-single event occurred during that time that would dictate a step-up in valuation above and beyond other events that occurred during that time. As such, a straight-line method was applied.

The following is discussion of the Company’s determination of such values.

Fair Value Determinations

December 2019 Option Grants

The Company’s Board of Directors, with input from management, determined the fair value of its common stock to be $[***] per share as of December 17, 2019, after considering a valuation report from an independent third-party valuation firm as of July 31, 2019. In reaching this determination, the Board of Directors determined that as of the grant date, no material changes had occurred in the business since the date of the third-party valuation report on July 31, 2019.

In determining the fair value of the Company’s common stock on July 31, 2019, the Company considered two future event scenarios: (1) an initial public offering (IPO) and (2) a non-IPO scenario accounting for all other potential future exits (non-IPO scenario). Under both scenarios, the enterprise value was determined using a combination of a discounted cash flow analysis with a weighting of [***]%, a traditional cost approach with a weighting of [***]%, and a modified cost approach called the value created approach with a weighting of [***]%. To allocate the equity value of the Company’s securities a hybrid approach was utilized. For the IPO scenario an allocation on an as-converted basis was used and for the non-IPO scenario an OPM. For each, the Company estimated the average time to liquidity was [***] year, based on management’s best estimate of a liquidity event at such time. Before weighting the likelihood of each scenario and applying a DLOM, the resulting fair value of common stock was $[***] per share and $[***] per share, respectively.

As of July 31, 2019, after considering the Company’s stage of development, potential volatility in the market and the likelihood of completing its IPO, the Company applied a weighting of [***]% to the IPO scenario and [***]% to the non-IPO scenario. As the Company’s lead product candidate was still in pre-clinical development and neither a Series B redeemable convertible preferred stock financing nor formal discussions of an IPO had occurred, the probability of an IPO was considered unlikely at such time. After applying a DLOM of [***]% based on consideration of the Black-Scholes Protective Put Option Pricing Analysis and Finnerty Put Option Analysis, the resulting fair value of common stock was $[***] per share.

April, May, and June 2020 Option Grants

The Company’s Board of Directors, with input from management, determined the fair value of its common stock to be $[***] per share as of April 29, 2020, May 23, 2020 and June 5, 2020, after considering a valuation report from an independent third-party valuation firm as of March 16, 2020. In reaching this determination, the Board of Directors determined that as of the grant dates, no material changes had occurred in the business since the date of the third-party valuation report on March 16, 2020. The decrease in value from the July 31, 2019 valuation to the March 16, 2020 valuation was due primarily to significant equity market volatility in March of 2020 due to the impacts of COVID-19.

In determining the fair value of the Company’s common stock on March 16, 2020, the Company considered two future event scenarios: (1) an initial public offering (IPO) and (2) a non-IPO scenario accounting for all other potential future exits (non-IPO scenario). Under both scenarios, the enterprise value was determined using a combination of a discounted cash flow analysis with a weighting of [***]% and an implied value based upon the last round of financing indexed to the date of the valuation based upon market adjustments with a weighting of [***]%. To allocate the equity value of the Company’s securities a hybrid approach was utilized. For the IPO scenario an allocation on an as-converted basis was used and for the non-IPO scenario an OPM. For each, the Company estimated the average time to liquidity was [***] years, based on management’s best estimate of a liquidity event at such time; an increase from the July 31, 2019 valuation due to increased market uncertainty from the impacts of COVID-19. Before weighting the likelihood of each scenario and applying a DLOM, the resulting fair value of common stock was $[***] per share and $[***] per share, respectively.

The Board of Directors and an independent third-party valuation firm determined the use of a backsolve to last round of financing method was an appropriate market approach for the Company’s valuations given the proximity to the arm’s length Series B redeemable convertible preferred stock financing in March 2020. The financing was led by a new third-party investor and included several other new third-party investors, in which the Company sold Series B redeemable convertible preferred stock at a price of $2.16 per share raising gross proceeds of $78.7 million, including the conversion of $10.1 million in convertible notes and accrued interest, that closed across three tranches in March, July, and September 2020. The purchase price was determined in negotiations with such new investors.

As of March 16, 2020, after considering the Company’s stage of development, potential volatility in the market and the likelihood of completing its IPO, the Company applied a weighting of [***]% to the IPO scenario and [***]% to the non-IPO scenario. As the Company’s lead product candidate was still in pre-clinical development, a Series B redeemable convertible preferred stock financing had just occurred, and no formal discussions of an IPO had yet occurred, the probability of an IPO continued to be considered unlikely at such time. After applying a DLOM of [***]% based on consideration of the Black-Scholes Protective Put Option Pricing Analysis and Finnerty Put Option Analysis, the resulting fair value of common stock was $[***] per share.

August 2020 Option Grants

The Company’s Board of Directors, with input from management, determined the fair value of its common stock to be $[***] per share as of August 6, 2020, after considering a valuation report from an independent third-party valuation firm as of July 1, 2020. In reaching this determination, the Board of Directors determined that as of the grant date, no material changes had occurred in the business since the date of the third-party valuation report on July 1, 2020.

In determining the fair value of the Company’s common stock on July 1, 2020, the Company considered two future event scenarios: (1) an initial public offering (IPO) and (2) a non-IPO scenario accounting for all other potential future exits (non-IPO scenario). Under both scenarios, the enterprise value was determined using a combination of a discounted cash flow analysis with a weighting of [***]% and a backsolve to the last round of financing (the Series B redeemable convertible preferred stock financing noted above) with a weighting of [***]%. To allocate the equity value of the Company’s securities a hybrid approach was utilized. For the IPO scenario an allocation on an as-converted basis was used and for the non-IPO scenario an OPM. For the IPO scenario the Company estimated the average time to liquidity was [***] years and for the non-IPO scenario the Company estimated the average time to liquidity was [***] years, based on management’s best estimates of a liquidity event at such time. Before weighting the likelihood of each scenario and applying a DLOM, the resulting fair value of common stock was $[***] per share and $[***] per share, respectively.

As of July 1, 2020, after considering the Company’s stage of development, potential volatility in the market and the likelihood of completing its IPO, the Company applied a weighting of [***]% to the IPO scenario and [***]% to the non-IPO scenario. The increase in the weighting of the IPO scenario from the March 16, 2020 valuation to the July 1, 2020 valuation was driven primarily by the hiring of a CEO in April 2020, the filing of an IND for the Company’s lead product candidate in May 2020, and clearance of the IND in June 2020. After applying a DLOM of [***]% based on consideration of the Black-Scholes Protective Put Option Pricing Analysis and Finnerty Put Option Analysis, the resulting fair value of common stock was $[***] per share.

April, May, and June 2020 Reassessment of Fair Value

Given the increase in value between the March 16, 2020 and July 1, 2020 valuation as a result of the partial market recovery from the impacts of COVID-19 as well as the Company’s development progress on its lead product candidate, the Company determined it appropriate to retrospectively re-assess the estimated fair value of its common stock granted in April, May, and June, 2020 solely for accounting purposes, by taking into account the valuation as of July 1, 2020.

Following completion of the July 1, 2020 valuation analysis (which is described in detail above) in August 2020, the Company reexamined the deemed fair value of its common stock associated with stock options granted on April 29, 2020, May 23, 2020 and June 5, 2020. The Company did not reexamine the deemed fair value of its common stock associated with stock options granted prior to April 29, 2020 because at the time such stock options were granted, the Company had not yet completed its Series B redeemable convertible preferred stock financing, which occurred in March 2020. As a result, at the time of the stock options granted prior to April 29, 2020 (which only include [***] shares underlying options granted on December 17, 2019, with respect to the period examined for purposes of this letter), the Company’s invested capital and the probability of an IPO were substantially lower.

As a result of the reassessment, for option grants made in April, May, and June 2020 the Company estimated the common stock fair value as of the grant date by interpolating their value between the valuations as of March 16, 2020 and July 1, 2020. As multiple events that would dictate a step-up in valuation occurred steadily over that time (hiring a CEO, IND filing, and IND clearance), a straight line method was applied that determined the deemed fair value of the Company’s common stock was $[***], $[***], and $[***] for purposes of calculating and recording stock-based compensation as of April 29, 2020, May 23, 2020 and June 5, 2020, respectively, solely for accounting purposes.

October 1, 2020 Option Grants

The Company’s Board of Directors, with input from management, determined the fair value of its common stock to be $[***] per share as of October 1, 2020, after considering a valuation report from an independent third-party valuation firm as of September 22, 2020. In reaching this determination, the Board of Directors determined that as of the grant date, no material changes had occurred in the business since the date of the third-party valuation report on September 22, 2020.

In determining the fair value of the Company’s common stock on September 22, 2020, the Company considered two future event scenarios: (1) an initial public offering (IPO) and (2) a non-IPO scenario accounting for all other potential future exits (non-IPO scenario). As the valuation date coincided with the closing of the Series C financing, under both scenarios, the enterprise value was determined by calibrating to the Series C financing in the IPO and non-IPO scenarios with weightings of [***]% and [***]% in the IPO and non-IPO scenario, respectively. To allocate the equity value of the Company’s securities a hybrid approach was utilized. For the IPO scenario an allocation on an as-converted basis was used and for the non-IPO scenario an OPM. For the IPO scenario the Company estimated the average time to liquidity was [***] years and for the non-IPO scenario the Company estimated the average time to liquidity was [***] years, based on management’s best estimates of a liquidity event at such time. Before weighting the likelihood of each scenario and applying a DLOM, the resulting fair value of common stock was $[***] per share and $[***] per share, respectively.

The Board of Directors and an independent third-party valuation firm determined the use of a backsolve to last round of financing method was an appropriate market approach for the Company’s valuations given the proximity to the arm’s length Series C redeemable convertible preferred stock financing in September 2020. The financing was led by a new third-party investor and included several other new third-party investors, in which the Company sold Series C redeemable convertible preferred stock at a price of $3.41 per share raising gross proceeds of $85.0 million. The purchase price was determined in negotiations with such new investors.

As of September 22, 2020, after considering the Company’s stage of development, potential volatility in the market and the likelihood of completing its IPO, the Company applied a weighting of [***]% to the IPO scenario and [***]% to the non-IPO scenario. The increase in the weighting of the IPO scenario from the July 1, 2020 valuation to the September 22, 2020 valuation was driven primarily by the first patient being dosed in a Phase 1/1b clinical trial for the Company’s lead product candidate, receipt of early data on this first patient, the occurrence of an IPO organizational meeting, and the closing of the Series C financing. After applying a DLOM of [***]% to the IPO scenario and [***]% to the non-IPO scenario based on consideration of the Black-Scholes Protective Put Option Pricing Analysis and Finnerty Put Option Analysis, the resulting fair value of common stock was $[***] per share.

October 24, 2020 and November 5, 2020 Option Grants

The Company’s Board of Directors, with input from management, determined the fair value of its common stock to be $[***] per share as of October 24, 2020 and November 5, 2020, after considering a valuation report from an independent third-party valuation firm as of October 21, 2020. In reaching this determination, the Board of Directors determined that as of the grant date, no material changes had occurred in the business since the date of the third-party valuation report on October 21, 2020.

In determining the fair value of the Company’s common stock on October 21, 2020, the Company considered two future event scenarios: (1) an initial public offering (IPO) and (2) a non-IPO scenario accounting for all other potential future exits (non-IPO scenario). Under both scenarios, the enterprise value was determined using a combination of a discounted cash flow analysis with a weighting of [***]%, a calibration to the Series C financing assuming all shares covert to common stock in an IPO (adjusted from September to reflect the Company’s progress since the financing date) with a weighting of [***]%, and a calibration to the Series C financing in a non-IPO scenario with a weighting of [***]%. To allocate the equity value of the Company’s securities a hybrid approach was utilized. For the IPO scenario an allocation on an as-converted basis was used and for the non-IPO scenario an OPM. For the IPO scenario the Company estimated the average time to liquidity was [***] years and for the non-IPO scenario the Company estimated the average time to liquidity was [***] years, based on management’s best estimates of a liquidity event at such time. Before weighting the likelihood of each scenario and applying a DLOM, the resulting fair value of common stock was $[***] per share and $[***] per share, respectively.

As of October 21, 2020, after considering the Company’s stage of development, potential volatility in the market and the likelihood of completing its IPO, the Company applied a weighting of [***]% to the IPO scenario and [***]% to the non-IPO scenario. The increase in the weighting of the IPO scenario from the September 22, 2020 valuation to the October 21, 2020 valuation was driven primarily by the Company’s completion of a confidential filing of a Form S-1 with the Commission as well as additional patients being dosed and additional patient data becoming available in the Company’s Phase 1/1b clinical trial for its lead product candidate. After applying a DLOM of [***]% to the IPO scenario and [***]% to the non-IPO scenario based on consideration of the Black-Scholes Protective Put Option Pricing Analysis and Finnerty Put Option Analysis, the resulting fair value of common stock was $[***] per share.

COMPARISON OF OCTOBER 21, 2020 VALUATION AND PRELIMINARY ASSUMED IPO PRICE

As noted above, the Preliminary Price Range is between $[***] and $[***] (without giving effect to any reverse stock split that the Company will effect prior to the offering). The Company notes that, as is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between it and the lead underwriter. The Company’s most recent grants of stock options were for an aggregate of [***] shares made on November 5, 2020 with an exercise price of $[***] per share, which the Company’s Board of Directors determined to be the fair value of its common stock on that date (the “Estimated Fair Value”).

As is typical in initial public offerings, the Preliminary Price Range was based in part on the underwriters’ quantitative and qualitative analysis that differs from the valuation methodology used by the Company and its independent third-party valuation firm. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	an analysis of the typical valuation ranges seen in comparable public companies in the Company’s industry, as well as a broader set of valuation ranges seen in recent initial public offerings;

•

the general condition of the securities markets and the recent market prices of publicly traded common stock of comparable companies and the recent performance of IPOs of companies, particularly those in the life sciences and biotechnology industry sectors;

•	input received from the lead underwriter, including discussions that took place with senior management of the Company and its Board of Directors;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	business developments impacting the Company;

•	the Company’s financial condition and prospects;

•	an assumption that there would be a receptive public trading market for a pre-clinical pharmaceutical company such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Company respectfully submits that, in addition to the above factors, the difference between the Estimated Fair Value and the Preliminary Price Range, is that the valuation model used by the Company to determine the Estimated Fair Value includes the potential that the Company might remain a privately held company, which inherently decreases the Estimated Fair Value per share of the Company’s common stock due to the combination of (i) the liquidation preferences of the preferred securities in the event of an acquisition or staying private and (ii) the application of a larger discount for lack of marketability than in the IPO scenario. Conversely, the midpoint of the Preliminary Price Range necessarily assumes only a single potential liquidity event, the IPO, and does not include a discount for lack of marketability, as an active trading market for the Company’s common stock will exist following the IPO. As a result, the midpoint of the Preliminary Price Range was neither reduced by the expected business equity value from other potential future outcome events nor discounted for lack of marketability. Additionally, the Preliminary Price Range assumes the conversion of all of the Company’s redeemable convertible preferred stock into common stock in connection with the completion of the IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation of the common stock in the Preliminary Price Range.

Notably, the October 21, 2020 valuation report estimated a fair value of the Company’s common stock on that date to be $[***] per share in the IPO scenario, prior to applying an IPO probability weighting and DLOM. The Company respectfully submits that there is only a [***]% difference between such IPO scenario estimated fair value per share as of October 21, 2020, and the low end of the Preliminary Price Range. Furthermore, the Company believes that the IPO probabilities used for the grant awards on each of October 1, October 24, and November 5, 2020, were appropriate given the feedback from the testing-the-waters meetings, valuation discussions had with the investment bankers, market conditions and overall uncertainty in consummating an IPO as planned, or at all.

In conclusion, the Company respectfully submits that the difference between the valuation as of each of the 2020 grant dates and the Preliminary Price Range is reasonable. However, notwithstanding the above, given the amount of time between the October and November 2020 grants and the currently anticipated timing with respect to the Company’s planned IPO, the Company anticipates taking into account the IPO offering price in hindsight when establishing the final fair value estimate of these awards for the purposes of calculating and recording stock-based compensation as of October 1, 2020, October 24, 2020, and November 5, 2020, solely for accounting purposes. As requested by the Staff, the Company will continue to update its disclosure for all equity related transactions through the effective date of the Registration Statement.

The Company hereby further requests, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the common stock of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, care of the undersigned, a responsible representative of the Company, at Silverback Therapeutics, Inc., 500 Fairview Avenue North, Suite 600, Seattle, Washington 98109.

Please direct any questions or comments regarding this letter or the Registration Statement to the undersigned at (858) 550-6136. Thank you for your assistance.

Sincerely,

/s/ Kenneth J. Rollins
Kenneth J. Rollins
Cooley LLP

cc:	Laura K. Shawver, Ph.D., Silverback Therapeutics, Inc.

Brian Cuneo, Esq., Latham & Watkins LLP

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83.